UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at May 22, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman
Date: May 22, 2008

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
Tel: 27(0)11 481 7200, Fax 27(0)11 481 7235
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  1020-800 West Pender Street
Vancouver, BC V6C 2V6, Canada
Tel: 604-684-6365, Fax 604-684-8092

ROCKWELL COMMENCES OPERATIONS AT
SAXENDRIFT MINE IN SOUTH AFRICA

May 22, 2008, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) is pleased to announce that it has made good progress with the re-commissioning of existing diamond processing plants and start-up of mining operations at the Saxendrift alluvial diamond mine in South Africa.

The Saxendrift Mine is located on the south bank of the Middle Orange River, across from Rockwell's Wouterspan operation, and is part of the Middle Orange River Operations ("MORO") recently acquired from the Trans Hex Group ("THG"). Rockwell has also recovered its first parcel of diamonds from Saxendrift, including a 13 carat yellow octahedral stone.

Phase 1 of a two-phase development plan for alluvial diamond operations at Saxendrift is now largely complete. Phase 1 activities include:

•         Re-commissioning of a 35 tonne per hour Dense Media Separation Plant ("DMS");
•         Repairing and re-commissioning the gravel screening and rotary-pan plants (including three 16-foot and one 14-foot rotary-pans) located near the north-eastern margin of the Saxendrift terrace;
•         Refurbishing and re-commissioning the Flow-sort X-ray final recovery unit; and
•         Setting in place mining and earth moving equipment with sufficient capacity to deliver gravels to the two metallurgical plants. Equipment drawn from the Company's three other operations, supplemented by that acquired from MORO and the purchase of a new Komatsu 475 bulldozer.

By optimizing mining and earth moving operations at the Company's other mines and purchasing larger earth moving equipment at Klipdam and Wouterspan, spare capacity was re-deployed at Saxendrift, thereby minimizing capital expenditure.

Once the above plants are fully operational, the Company expects to achieve a through-put of approximately 60,000 tonnes of mined gravel per month.

Good progress has also been made in Phase 2 of the Saxendrift re-development plan. Phase two comprises the construction and commissioning of a new Wet Plant. The wet plant will include:

•          High volume trommel screening units;
•          Four scrubbers feeding four 18-foot rotary-pan plants;
•          Puddle-density control systems, cyclone de-sanding, and a water reticulation system;
•          A refurbished X-ray flowsort system; and
•          A hands-off final recovery system.

Preparation of the foundations and civil structures for the construction of this high volume, low-maintenance plant is well-advanced. The 18-foot rotary pans, vibrating screen, conveyor, and much of the ancillary components for the plant have already been fabricated or are in the final stages of manufacture. This plant will incorporate extensive refinements aimed at lowering operating costs and improving efficiencies, and will have a throughput of approximately 380,000 tonnes of mined gravel per month. The new wet plant is scheduled for commissioning in the last quarter of calendar 2008.

The MORO Acquisition

Properties

The MORO acquisition was completed on April 11, 2008. The properties located on the south bank on the Middle Orange River include the Saxendrift and Niewejaarskraal alluvial diamond mines as well as three alluvial diamond exploration projects (Kwartelspan-Kransfontein, Zwemkuil-Mooidraai, and Remhooget-Holsloot), listed in the table below:

MINING AND PROSPECTING RIGHTS

	Farm Name	Portion	Size (Ha)	status
Saxendrift Operations	Saxendrift 20	Ptn Of Rem	1368.294	Transferred
	Saxendrift 21	Remainder
	Saxendrift 21	Ptn Of Ptn 1
	Saxendrift 20	Ptn Of Rem	359.000
Niewejaarskraal Operations	Niewejaarskraal 40	Ptn Of Ptn 6	1766.390	Pending
	Niewejaarskraal 40	Ptn Of Ptn 4
	Niewejaarskraal 40	Ptn Of Ptn 2
	Viegulands Put 39	Ptn Of Rem	324.105	Transferred
	Viegulands Put 39	Ptn Of Rem
	Niewejaarskraal 40	Ptn Of Ptn 6	995.200
Kwartelspan Project	Kransfontein 19	Ptn 1	903.650	Transferred
	Kwartelspan 25	Remainder
Remhoogte-Holsloot Project	Remhoogte 152	Ptn Of Ptn 1	2798.511	Pending
	Holsloot 47	Ptn Of Ptn 3	1049.590	Transferred
Zwemkuil-Mooidraai Project	Zwemkuil 37	Ptn Of Rem	2488.124
	Mooidraai 36	Ptn Of Rem	2901.000

All of the mineral rights have been converted to new order rights under South Africa's Mineral and Petroleum Development Act, 2002. These mineral rights and their associated assets have been transferred into a new special purpose vehicle, which has now been acquired by Rockwell Resources RSA (Pty) Limited, a wholly owned subsidiary of Rockwell. These mineral rights have been registered in the Mining Titles Office. Rockwell awaits final granting of the cession of the Niewejaarskraal mine rights and renewal of portion of the Remhoogte permit, expected shortly, at which time the rights will be transferred to Rockwell.

There are Environmental Management Program reports for all the mining and exploration operations. An independent environmental consulting group has undertaken additional audit and assessment work on the MORO properties since the two parties entered into the agreement in early 2007. Rockwell has assumed responsibility of future liabilities at the closing date of the transaction.

All of the properties have the required water use licenses for mining and bulk sample operations. Contracts and guarantees for electrical supply are also in place with Eskom, the State utility provider, and Rockwell has purchased a large 380Kva generator set and step-up transformers to provide back-up supply in the event of power outages. A Social and Labour Plan was submitted jointly by THG and Rockwell as part of the process to convert the Saxendrift rights and cede all the mineral rights into the special purpose vehicle, which has been accepted by the Department of Minerals and Energy.

Further details of the production history and mineral resources for MORO are provided in Rockwell's news release of March 12, 2007.

Saxendrift is located directly across the river from Rockwell's Wouterspan alluvial diamond operation, which is situated on the north bank of the Middle Orange River. The availability of a large amount of geological and mining information for the south bank sites has allowed Rockwell to undertake detailed planning. An experienced project and management team has also been created from Rockwell and former Saxendrift staff, and this has advanced the work at Saxendrift.

The proximity of Saxendrift and Wouterspan, as well as the Niewejaarskraal mine (another past producer that is currently under care and maintenance) that was also acquired, will enable a number of the operations in the vicinity to be managed under a single team as well as sharing stores and spares, catering, maintenance and repair, and specialized services such as geology, grade control, drilling and blasting, and thereby reduce overhead costs.

Once the final permitting has been acquired for Niewejaarskraal, the Project Team currently responsible for the re-commissioning of Saxendrift operations will be tasked with the start-up of this mining site.

Benefits of the Acquisition

The benefits accruing to Rockwell as a consequence of this transaction include the following:
• Inferred resource base will increase from 46.6 million cubic metres to 77.0 million cubic metres and the indicated resource base will increase from 5.3 million cubic metres to 13.87 million cubic metres 1;
• Addition of two new mining operations with a history of large diamond production;
• Increase its monthly carat production from its 2008 financial year average of about 2,000 carats per month to approximately 4,000 carats per month;
• History of recovery of high value stones from Saxendrift and Niewejaarskraal;
• History of recovery of rare coloured stones at Saxendrift and high prices received are promising as there is extremely strong demand in prevailing market conditions and exceptional prices are being achieved for these diamonds;
• Additional areas at these new projects will be tested by detailed drilling as well as sampling programs and resource estimates are planned;
• Saxendrift and Niewejaarskraal properties include pan plants, DMS plants, and X-ray recovery units, as well as a large amount of earth moving equipment and other vehicles; much of the equipment at Saxendrift is now in service;
• Well established infrastructure is in place at Saxendrift and Niewejaarskraal including offices, workshops, service bays, accommodation and catering facilities, electrical power, and water reticulation which will support simultaneous operation on all properties;
• Security infrastructure and the ability to link these into systems run by Rockwell; and
• By spreading and sharing overhead costs across 5 mines rather than its current 3 operations, and further optimizing its earth moving fleet, Rockwell expects to reduce its unit operating costs.

_________________________________________________________________________
1 Indicated Resources for Saxendrift: 2.6 million cubic metres grading 0.82 cphm3 (0.39 cpht); Inferred Resources for Saxendrift: 7.8 million cubic metres grading 0.52 cphm3 (0.25 cpht); Total MORO

Indicated Resources: 8.6 million cubic metres grading 0.87 cphm3 (0.38 cpht) and Inferred Resources: 30.4 million cubic metres grading 0.79 cphm3 (0.42 cpht) (grades expressed in cpht have been calculated on the basis of a specific gravity of 2.1; these data are as per the Rockwell News release dated March 12, 2007 ; cphm3 - carats per hundred cubic metres; cpht - carats per hundred tonnes)

The Middle Orange River acquisition positions Rockwell as the dominant development, mining and exploration company in the area, enhancing its ability to mine and market high value gemstone diamonds.

John Bristow, President and CEO of Rockwell said:

"We are pleased to have made good progress with the first phase of re-commissioning of the two existing processing plants on Saxendrift and have also recovered a small parcel of diamonds while doing this work. As this infrastructure has been idle for about two years, there is further repair and replacement work to do but we expect to progressively ramp up Phase 1 to full production during early-June 2008.

The start-up of Saxendrift will allow us to further reduce our overheads and we are confident of our ability to run this operation at similar costs to our existing three operations. In April, we achieved diamond production of some 2,500 carats at an operating cost of about US$3.40 per tonne at our existing mines. Saxendrift production will contribute further to increasing our production profile and lowering costs once fully ramped-up.

The acquisition will significantly increase our resource base, and offers the opportunity to optimize plant, equipment, infrastructure and key artisans and technicians, driving operational synergies between the Saxendrift and Wouterspan operations. The goal is to consolidate all of the Middle Orange River Operations and Projects and improve operating margins. This acquisition is in line with our growth strategy and intention to become a significant African development, mining, and exploration company."

Glenn Norton, Pr.Sci.Nat., Rockwell's Manager, Resources and a Qualified Person, has reviewed and approved this news release.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at
1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statement
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Indicated and Inferred Resources
This news release also uses the terms "indicated resources" and "inferred resources". Rockwell Diamonds Inc advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.